SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO SHAREHOLDERS
DIVIDEND PAYMENT

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) 02.558.115/0001 -21
Company Registry (NIRE) 33.3.0027696 -3

NOTICE TO SHAREHOLDERS
DIVIDEND PAYMENT

The Company announces that, on May 08, 2006, it will start paying dividends related to the fiscal year ended December 31, 2005, referring to TIM Participações S.A. Such payment will be attributed to TIM Participações S.A.’s common and preferred shares purchased until March 07, 2006, as approved by TIM Participações S.A.’s General Shareholders Meeting held on March 07, 2006.

1 – Dividends related to the fiscal year ended 12/31/2005, referring to TIM Participações S.A. (Value per lot of a thousand shares):

Profits	Common Shares (ON)	Preferred Shares (PN)
Dividends (shareholder position on 03/07/2006)	0.07108966	0.07108966

2 – FORMS OF PAYMENT (BOOK-ENTRY SHARES):
2.1. Credit in checking account
2.2. Payment of dividends through the branches of Banco ABN AMRO Real S/A;
2.3. Direct payment through the Stock Exchanges to shareholders who participate in the fiduciary custody.

3 – GENERAL INSTRUCTIONS:

In order to claim for the receipt of dividends, shareholders shall report to the service locations bearing their Individual Taxpayer Registration Card (CPF), in case of individuals; Corporate Taxpayer’s ID (CNPJ), Articles of Association, By-laws, Minutes of the Meeting which elected the current Executive Board and identification document and Individual Taxpayer Registration Card (CPF) of the Company’s legal representatives, in case of a corporate entity; the delivery of the respective power-of-attorney specific for the receipt of interest on own capital is mandatory when the shareholder is represented by an attorney-in-fact.

4- SHAREHOLDER SERVICE LOCATIONS:
4.1. Any branch of Banco ABN AMRO Real S/A.
4.1. Additional clarifications may be obtained in any branch of ABNAMRO Real S/A :
              E-mail: acionista@real.com.br

5 – IMPORTANT NOTICE:

Pursuant to article 287, item II of Law 6,404/76 – the Brazilian Corporate Law, the right to dividends becomes void in (3) three years as from the date in which they become available to shareholders.

Rio de Janeiro, May 02, 2006.

Paulo Roberto Cruz Cozza
CFO and Investor Relations Officer
TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 2, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer